

July 9, 2010

Molly Country, President
Subprime Advantage, Inc.
501 W. Broadway, Suite A-323
San Diego, California 92101

> **Re: Subprime Advantage, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 25, 2010**
> **File No. 333-164850**

Dear Ms. Country:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclaimer section on your website where you state "No one should, or is entitled to rely on in any manner on any of the information at this site." Please note that you are responsible for the accuracy of your statements that reasonably can be expected to reach investors or the securities markets regardless of the medium through which the statements are made, including the Internet. Please see Section II.B.1. of SEC Release No. 33-7856. Please remove this statement from your website.

We have entered into a real estate…, page 9

2. We note your response to comment one from our letter dated June 23, 2010 and the related revisions in your filing. Please enhance your disclosure to discuss the risks associated with a balloon payment of $45,662 due at the end of five years.

<u>Impact of Insufficient Capital On Our Business Strategy, page 37</u>

3. We note your statement on page 38 that your cash reserves would be sufficient to maintain a vacant property for three months to cover monthly mortgage payments and association fees. We further note your statement on page 22 that property taxes for this real estate investment are $132.50 per month and your statement on page 38 that you are responsible for securing home owner's insurance on this property. Please clarify whether your ability to maintain the vacant property using your existing cash reserves of $1,609 for a minimum of three months includes payment of property taxes and home owner's insurance. Please also clarify the monthly cost of home owner's insurance and include this information on page 22. We reissue comment six from our letter dated June 23, 2010 as it pertains to this point.

4. We note your risk factor discussion on page nine that maintenance costs for the acquired property may impede your progress in other business areas. Please discuss how foreclosure and loss of the property would impact these business plans.

5. We note your statement on page one that you are in the process of implementing your marketing plan and designing the final website which you hope to have tested and launched in the final quarter of 2010. We further note your statements on pages 20 and 39 that you have launched your initial site, been in contact with a website developer and expect to have a final layout and bid acceptance by the end of the second quarter. Please update this section to discuss the current status of these plans as of the end of the second quarter.

6. We note your response to comment seven from our letter dated June 23, 2010 and the related revisions in your filing on page 38. Please:

   - clarify why the acquisition was completed prior to obtaining a modified mortgage and in view of your rescission rights, and
   - provide the anticipated time frame for completion of this acquisition or re-conveyance.

   We reissue comment seven from our letter dated June 23, 2010 as it pertains to the points above.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew,

Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Angie Kim, Attorney-Adviser, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Stoecklein, Esq.
         Stoecklein Law Group
         Via Facsimile